Exhibit 1

FOR IMMEDIATE RELEASE	3 DECEMBER 2014

WPP PLC (“WPP”)

POSSIBLE acquires digital agency Swift in the US

WPP announces that its wholly-owned company, POSSIBLE, the global creative digital agency that is part of WPP Digital, has acquired The Swift Collective, Inc. (“Swift”) in the United States.

Swift’s revenues for 2014 will be over US$13 million and its clients include HTC Corporation, Starbucks, Nestle USA and REI. Based in Portland, Oregon, Swift employs over 70 people. Swift is a digital agency that specializes in creative and strategy, branded content creation and social media.

The acquisition continues WPP’s strategy of investing in fast-growing markets and sectors such as mobile and digital. WPP’s digital revenues (including associates) were over US$6 billion in 2013, approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

WPP is a leader in the application of technology to marketing. Its digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (ecommerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Polestar (a specialist Alibaba ecommerce company in China), Rentrak (the film and television measurement company), digital content companies like Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Say Media and VICE. It has also invested in ad technology companies such as AppNexus, eCommera, DOMO, mySupermarket and Percolate.

WPP’s wholly-owned media investment management operation, GroupM, operates Xaxis, the world’s largest programmatic media platform directs more than US$750 million of audience-targeted media buys across 33 markets in North America, Europe, Asia Pacific and Latin America and manages over two trillion impressions annually. In addition to POSSIBLE, WPP owns digital agencies AKQA, Blue State Digital, F.biz in Brazil, OgilvyOne, Rockfish, VML and Wunderman.

In North America, WPP companies (including associates) collectively generate revenues of nearly US$7 billion and employ well over 27,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239